                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                        OMB NUMBER 3235-0287
                                                    EXPIRES: SEPTEMBER 30, 1998
                                                     ESTIMATED AVERAGE BURDEN
                                                  HOURS PER RESPONSE . . . . 0.5
                                                  ------------------------------
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FORM 4             U.S. SECURITIES AND EXCHANGE COMMISSION
------                     WASHINGTON, D.C.  20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] CHECK THIS BOX IF NO LONGER
    SUBJECT TO SECTION 16.  FORM 4
    OR FORM 5 OBLIGATIONS MAY
    CONTINUE.  SEE INSTRUCTION 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of
                      the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of Reporting Person   2.  Issuer Name and Ticker or Trading Symbol   3.  IRS or Social Security Number of
                                                                                              Reporting Person (Voluntary)
     THOMPSON     DOUGLAS        B.             VERITAS DGC INC. (VTS)
    ------------------------------------       ----------------------------------------       --------------------------------
    (Last)       (First)        (Middle)

    ASSOCIATED PIPELINE
    3535 BRIARPARK, SUITE 135
    ------------------------------------
                 (Street)

    HOUSTON        TEXAS       77042
    ------------------------------------
    (City)       (State)         (Zip)


4.  Statement for Month/Year    5.  If Amendment, Date of     6.  Relationship of Reporting Person to Issuer
                                    Original (Month/Year)         (Check all applicable)
    DECEMBER 1996
    ------------------------        ---------------------          X   Director                           10% Owner
                                                                  ---                               ---

                                                                       Officer (give title below)         Other (specify below)
                                                                  ---                               ---

7.  Individual or Joint/Group Filing (Check Applicable)

            X   Form filed by One Reporting Person
           ---

                Form filed by More than One Reporting Person
           ---

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TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1.  Title of Security            2.  Transaction Date         3.  Transaction Code              4.  Securities Acquired (A) or
    (Instr. 3)                       (Month/Day/Year)             (Instr.8)                         Disposed of (D) (Instr. 3, 4
                                                                                                    and 5)
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                                                                   Code      /     V              Amount / (A) or (D) / Price
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Common Stock                           12/11/1996                   X                              1,511       A       $6.18
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Common Stock                           12/11/1996                   X                                990       A       $6.18
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Common Stock                           12/11/1996                   X                              1,060       A       $6.18
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Common Stock                           12/20/1996                   G(1)                           2,000       D
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                                        5.  Amount of Securities     6.  Ownership Form:  Direct     7.   Nature of Indirect
                                            Beneficially Owned           (D) or Indirect (I)              Beneficial Ownership
                                            at End of Month              (Instr. 4)                       (Instr. 4)
                                            (Instr. 3 and 4)
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Common Stock                                                                   I                              *
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Common Stock                                                                   I                              *
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Common Stock                                                                   I                              *
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  176,371                          D/I                            **
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*  Indirectly owned through Jupiter Management & Co. Inc. Beneficial ownership disclaimed as to these shares in which Mr. Thompson has no economic interest.
** 11,135 shares are owned directly; 165,236 shares are owned indirectly through Jupiter Management & Co. Inc. Beneficial ownership is disclaimed as to 165,236 shares in which Mr. Thompson has no economic interest. Mr. Thompson no longer has a reportable beneficial interest in 1,815,344 shares owned by Jupiter & Associates and included in his prior ownership reports.
(1) Gift to St. Edward's School - Vero Beach, FL

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form filed by more than one reporting person, see Instruction 4(b)(v)                                       SEC 1474 (7/96)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of Derivative  2. Conversion or   3. Transaction    4. Transaction      5. Number of Derivative   6. Date Exercisable and
   Security (Instr. 3)     Exercise Price     Date (Month/      Code (Instr. 8)     Securities Acquired       Expiration Date
                           of Derivative      Day/Year)                             (A) or Disposed of        (Month/Day/Year)
                           Security                                                 (D) (Instr. 3, 4,
                                                                                    and 5)
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                                                                Code   /   V           (A)    /   (D)      Date           Expiration
                                                                                                           Exercisable    Date
------------------------------------------------------------------------------------------------------------------------------------
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Stock Purchase Option       $6.18             12/11/1996          X                              1,511      Immed         12/31/1996
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Stock Purchase Option       $6.18             12/11/1996          X                                990      Immed         12/31/1996
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Stock Purchase Option       $6.18             12/11/1996          X                              1,060      Immed         12/31/1996
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                                 7.  Title and Amount      8.  Price of     9.  Number of      10.   Ownership      11.  Nature of
                                     of Underlying             Derivative       Derivative           Form of             Indirect
                                     Securities (Instr.        Security         Securities           Derivative          Beneficial
                                     3 and 4)                  (Instr. 5)       Beneficially         Security:           Ownership
                                                                                Owned at             Direct (D)          (Instr. 4)
                                              Amount or                         End of               or Indirect
                                              Number of                         Month                (I) (Instr. 4)
                                    Title     Shares                            (Instr. 4)
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Stock Purchase Option            Common Stock   1,511                             0
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Stock Purchase Option            Common Stock     990                             0
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Stock Purchase Option            Common Stock   1,060                             0
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Explanation of Responses:




** Intentional misstatements or omissions of facts constitute                             /s/ T.W. PORTER                 11/10/97
   Federal Criminal Violations.  See 18 U.S.C. 1001 and 15                                -----------------------------  ----------
   U.S.C. 78ff(a).                                                                        ** Signature of                   Date
                                                                                             Reporting Person

Note:  File three copies of this Form, one of which must                                  T.W. Porter
       be manually signed.  If space provided is insufficient,                            Attorney-in-fact for Douglas B. Thompson
       see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this                                       Page 2
form are not required to respond unless the form displays the currently valid OMB Number.                            SEC 1474 (7/96)